INTERIM INVESTMENT ADVISORY AGREEMENT

This Interim Investment Advisory Agreement (“Interim Agreement”) is effective on June 23, 2023, by and between BRUCE FUND, INC., a Maryland corporation (the "Fund") and BRUCE AND CO., an Illinois corporation, located in Chicago, Illinois (the "Adviser").

WITNESSETH

In consideration of the mutual covenants hereinafter contained, IT IS HEREBY AGREED by and between the parties hereto as follows:

1.                  The Fund hereby employs the Adviser to act as its investment adviser and to manage the investment and reinvestment of the assets of the Fund and otherwise to administer the Fund's affairs to the extent requested by the Board of Directors of the Fund, all subject to the supervision of the Board of Directors of the Fund and the applicable provisions of the Certificate of Incorporation and By-Laws of the Fund for the period and on the terms herein set forth. The Adviser hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth for the compensation herein provided. The Adviser shall in acting hereunder be an independent contractor and, unless otherwise expressly provided or authorized hereunder or by the Board of Directors of the Fund, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

2.                  The Adviser shall, at its own expense, furnish to the Fund suitable office space in its own offices or in such other place as may be agreed upon from time to time and all necessary office facilities and equipment for managing the assets of the Fund and shall arrange, if desired by the Fund, for members of the Adviser's organization to serve without salaries from the Fund as directors, officers or agents of the Fund, if duly elected or appointed to such positions by the shareholders or by the Board of Directors of the Fund, subject to their individual consent and to any limitations imposed by law. The Fund will not charge any sales load or commission in connection with the sale of Fund shares and the Adviser shall bear all sales and promotional expenses of the Fund, other than expenses incurred in complying with laws regulating the issue or sale of securities.

3.                  The Adviser shall be responsible. only for those expenses expressly stated in paragraph 2 thereof The Fund shall bear all other expenses, including as illustrative and without limitation, fees and salaries of the officers and directors who are not interested persons of the Adviser, fees and charges of any custodian (including charges as custodian and for keeping books and records and similar services to the Fund), costs of personnel to perform clerical, accounting and other office services for the Fund, fees and expenses of independent auditors, legal counsel, transfer agents, dividend disbursing agents, and registrars; costs of and incident to issuance, redemption and transfer of its shares and distributions to shareholders (including dividend payments and reinvestment of dividends), brokers' commissions, interest charges; taxes, corporate fees and registration fees payable to any government or governmental body or agency (including those incurred on account of the registration or qualification under federal or state laws of securities issued by the Fund); dues and other expenses incident to the Fund's membership in the

Investment Company Institute and other like associations; costs of stock certificates, stockholder meetings, corporate reports, reports and notices to shareholders; and costs of printing, stationery and bookkeeping forms. The Adviser shall be reimbursed by the Fund on or before the 15th day of each calendar month for all expenses paid or incurred during the preceding calendar month by the Adviser for or on behalf or at the request or direction of the Fund, which are not the responsibility of the Adviser hereunder.

4.                   Services of the Adviser herein provided are not to be deemed exclusive and the Adviser shall be free to render similar services or other services to others, so long as its services hereunder shall not be impaired thereby. In the absence of willful misfeasance, bad faith or gross negligence or reckless disregard of the obligations or duties hereunder on the part of the Adviser, the Adviser shall not be subject to liability to the Fund or to any shareholder of the Fund for any act or omission in the course of or connected with rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

5.                  The Fund shall pay to the Adviser a monthly management fee of one-twelfth (1/12) of the annual percentage fee calculated as follows:

The advisory fee payable by the Fund to Bruce and Co. is a percentage applied to the average net assets of the Fund as follows:

Annual Percentage Fee	Applied to Average Net Assets of Fund

1.0%	Up to $20,000,000; plus

0.6%	$20,000,000 through $100,000,000; plus

0.5%	over $100,000,000

The fee for each calendar month shall be computed on the basis of the average of the daily closing net asset values for each business day of the calendar month for which the fee is paid. During any period where the determination of net asset value is suspended, as provided in the Fund's Certificate of Incorporation, the net asset value as last determined and effective shall be deemed the daily closing net asset value on each business day until a new net asset value is again determined and made effective. Each monthly fee shall be paid on or before the 15th day of the month next succeeding the month for which the fee is paid.

6.                   It is understood that the officers, directors, agents and shareholders of the Fund are or may be interested in the Adviser as officers, directors, shareholders or otherwise and that the Adviser and its officers, directors, shareholders and agents may be interested in the Fund as shareholders or otherwise. The Adviser agrees that neither it nor its officers or directors will take a long or short position in the shares issued by the Fund except in accordance with the applicable provisions of the By-Laws of the Fund.

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7.                   The Interim Agreement will expire on the earlier of the following dates: (1) the date that shareholders approve the New Advisory Agreement, and such results are certified; or (2) on November 20, 2023, which is 150 days after June 23, 2023. This Agreement shall immediately terminate in the event of its assignment. The Board may terminate the interim contract with no more than ten days written notice. Either party hereto may at any time, on sixty (60) days' written notice to the other, terminate this Agreement without payment of any penalty, termination on the part of the Fund to be by the Board of Directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

8.                  This Agreement may be modified by mutual consent, such consent on the part of the Fund only to be authorized by the Board of Directors of the Fund.

9.                  The terms "assignment", "affiliated persons", "interested persons", and "a vote of a majority of the outstanding voting securities" when used herein shall have the respective meanings specified in the Investment Company Act of 1940, as now in effect and as from time to time amended.

IN WITNESS WHEREOF, the parties hereto have caused this Interim Agreement to be executed and effective on the day and year first above written.

BRUCE FUND, INC.

By: /s/ Ward M. Johnson
Ward M. Johnson, Director

By: /s/ Robert DeBartolo
Robert DeBartolo, Director

BRUCE AND CO., a Corporation

By: /s/ R Jeffrey Bruce

R. Jeffrey Bruce, President

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